EXHIBIT 99.13

Report of Voting Results, dated as of September 17, 2004, for the Annual and Special Meeting of Shareholders held on September 16, 2004

ANORMED INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of AnorMED Inc. (the “Corporation”) held on September 16, 2004 in Vancouver, British Columbia (the “Meeting”).

1.

Fixing Number of Directors

A resolution fixing the number of directors of the Corporation for the ensuing year at eight was approved by a vote by way of a show of hands.

2.

Election of Directors

A resolution electing the following eight directors of the Corporation for a term expiring not later than the Corporation’s next annual meeting of shareholders:  David Scott, Michael J. Abrams, Michael J. Cleare, Julia Levy, Colin R. Mallet, Willem Wassenaar, Edward J. Wawrzynczak and Felix Baker was approved by a vote by way of a show of hands.

3.

Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual meeting of shareholders, and authorized the Board of Directors to fix the remuneration was approved by a vote by way of a show of hands.

4.

Amended and Restated Incentive Stock Option Plan

A resolution approving the Amended and Restated Incentive Stock Option Plan dated as of June 30, 2004 was approved by a vote of disinterested shareholders by way of ballot.

5.

Amendment of Articles of Incorporation

A resolution approving an amendment to the Corporation’s Articles of Incorporation to provide that the Directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders was approved as a special resolution by a vote by way of a show of hands of not less than 66 2/3rd of the votes cast at the Meeting.

6.

Confirmation of Bylaw No. 3

A resolution confirming Bylaw No. 3 passed by the Board of Directors effective April 15, 2004, which Bylaw provides that the board may, by resolution, make, amend or repeal any bylaw of the Corporation that regulates the business or affairs of the Corporation was approved by a vote by way of a show of hands.

For additional information, please see the Corporation’s management information circular dated July 23, 2004 filed in connection with the Meeting.

DATED at Langley, BC, as of September 17, 2004.

ANORMED INC. “W.J. Adams”
William J. (Bill) Adams Vice President, Finance, Secretary and Treasurer